SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Genencor International, Inc.

(Name of Subject Company)

Genencor International, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

368709 10 1

(CUSIP Number of Class of Securities)

Jean-Jacques Bienaime
Chairman, Chief Executive Officer and President
Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304
(650) 846-7500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:
Keith Flaum, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155
(650) 843-5000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The following communication was issued by Genencor International, Inc. (“Genencor”) on February 2, 2005 to holders of its stock options and may be used by Genencor in future communications. Genencor stockholders are urged to read Genencor’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Genencor with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Genencor with the SEC are available without charge from the SEC’s website at www.sec.gov.

interoffice memorandum

Date:	February 2, 2005

To:	Genencor Stock Option Holders

From:	Richard J. Ranieri, Senior Vice President, Human Resources

Subject:	Stock Option and Stock Appreciation Right Plan (“Soar Plan”)

2002 Omnibus Incentive Plan (“Omnibus Plan”)

Treatment of Outstanding Options in Danisco Acquisition

     As all of you likely know, Eastman Chemical has agreed to sell all of its stock in Genencor International, Inc. (“Genencor” or the “Company”) to Danisco A/S (“Danisco”), and Danisco has announced its intention to commence a tender offer for all of the stock owned by the public (the “Acquisition”). The price being offered for the shares of Genencor’s common stock in the tender offer is $19.25 per share. The Acquisition is not effective until the closing of the tender offer (the “Closing Date”), and the closing of the Acquisition is conditioned upon certain terms.

     This is a summary of how your stock options are treated if the Acquisition closes, during the period until the Acquisition closes, and if the Acquisition does not close.

1. How are my outstanding stock options treated in the Acquisition?

     As required by the Acquisition documents, the exercise of all vested options has been suspended between January 27, 2005 and the Closing Date. All E*Trade accounts have and will remain blocked until the earlier of the Closing Date or the date of the termination of the Acquisition (“Suspension Expiration Date”).

     If the Acquisition closes, then you will be entitled to receive, without any action on your part, for each of your stock options that remain outstanding on the Closing Date, whether or not vested, a cash payment in an amount equal to the difference between $19.25* and the exercise price per share under the stock option, multiplied by the number of shares covered by the stock option. The amount payable to you will be reduced by all taxes required to be withheld from such payment, and payment will be made to you on or shortly after the Closing Date. If the Acquisition closes, your stock options will be cancelled as of the Closing Date in return for this payment.

     *Note: for each stock option issued under the Omnibus Plan, the amount payable upon closing, if the Acquisition closes, is based on the Change In Control Price, if that amount exceeds $19.25 per share. The Change In Control Price is the highest closing price per share paid for Genencor’s shares during the 90-day period ending on the Closing Date.

2. What about my unvested options?

     If the Acquisition closes, your unvested and unexpired options will be treated just like vested options and you will become entitled to the cash payment described in Question 1 without any action on your part. If you leave Genencor’s employment before the Closing Date (except for retirement) your unvested options will be immediately cancelled, and you will not receive any payment for them on the Closing Date.

3. What happens to my outstanding stock options if the Acquisition does not close?

     If the Acquisition does not close, then your stock options will remain unexercised and outstanding according to their terms. The suspension of trading will be lifted and E*Trade will be unblocked as soon as possible after the Suspension Expiration Date. Those stock options that have not vested according to their terms will remain unvested and subject to the terms of the plan and agreement under which they were awarded. No cash payments will be made with respect to your options. If you later exercise your stock options, you will be required to pay the exercise price of such stock options and will receive shares of stock from the exercise, in the same manner as before the date that the Acquisition agreement was signed.

4. What if my options are due to expire soon?

     If your options would otherwise expire after January 27, 2005 and before the Closing Date (or the Suspension Expiration Date if there is no closing), or within thirty days thereafter, the exercise period for your options has been extended to 90 days after the Suspension Expiration Date. If the transaction closes, your options will therefore be outstanding on the Closing Date, and you will receive the payments described in Question 1. If the transaction does not close, you will have 90 days after the Suspension Expiration Date to exercise your options.

5. Who should I contact if I have any questions regarding my stock options?

     If you have any questions regarding your stock options or the treatment of your stock options in the Acquisition, please contact David Putnam, Director, Global Compensation, Benefits & HRIS [(585) 256-5204 or dputnam@genencor.com] or Nancy Cunliffe, Manager, HRIS [(585) 256-6994 or ncunliffe@genencor.com].

Notice to Read Tender Offer Materials

     The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the tender offer is commenced, an indirect wholly-owned subsidiary of Danisco (“Acquisition Sub”) and Danisco intend to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission containing an offer to purchase, forms of letters of transmittal and other documents relating to the transaction and the Company intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction with the Securities and Exchange Commission. Acquisition Sub, Danisco and the Company intend to mail these documents to the stockholders of the Company. The Company and Danisco also intend to file a Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission relating to the transaction. These documents will contain important information about the transaction and stockholders of the Company are urged to read them carefully when they become available. Stockholders of the Company will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Danisco by contacting Danisco at: Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark, attention: Investor Relations, or from the Company by contacting the Company at: 925 Page Mill Road, Palo Alto, CA 94304, attention: Investor Relations.